March 16, 2009
VIA EDGAR AND OVERNIGHT MAIL
Ms. Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Online Resources Corporation
Preliminary Proxy Statement
Filed March 6, 2009
Soliciting Material filed pursuant to Rule 14a-12
Filed March 6 and 9, 2009
File No. 0-26123
Dear Ms. Kim:
          Attached please find Online Resources Corporation’s (“Online Resources” or the “Company”) responses to the comments in your letter dated March 12, 2009 regarding the Company’s Preliminary Proxy Statement filed with the Securities and Exchange Commission (the “Commission”) on March 6, 2009 and Soliciting Material filed pursuant to Rule 14a-12 filed on March 6, 2009 and March 9, 2009. The comments in your letter are reproduced below, together with our responses thereto.
Schedule 14A
1.	COMMENT: Please revise to include a background discussion of the contacts between the Tennebaum group of investors and Online Resources during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the Tennenbaum group and the material details of any discussions or correspondence.

RESPONSE: In response, we have added the following after the first paragraph in the “Why Did You Send Me this Proxy Statement?” section:

“As noted above, TCP has initiated a proxy contest with respect to the election of directors at the 2009 Annual Meeting. The holders of our Series A-1 Preferred Stock, for whom TCP is the advisor, have had the right to appoint a designee to the Company’s Board of Directors since the issuance of those securities on July 3, 2006. Mr. Leitner has served on the Board in that capacity since February, 2007 and has regularly attended Board meetings. On December 23, 2008, Mr. Leitner, in his capacity as a Managing Partner of TCP, sent a letter to the Board expressing TCP’s perspectives on how the Company could maximize shareholder value and suggesting that the Company should work toward a consolidating transaction with a strategic acquirer. In that letter, Mr. Leitner also requested certain changes in the Company’s corporate governance and noted the possibility that TCP might nominate alternate candidates for election as Directors at the 2009 Annual Meeting. The full text of Mr. Leitner’s letter is publicly available on the SEC’s web site (www.sec.gov) as an exhibit to an amendment to TCP’s Schedule 13D filed with the SEC on December 23, 2008.

In the ordinary course of conducting its activities, the Board had previously reviewed a number of the recommendations made in Mr. Leitner’s letter and had reached different conclusions from those expressed by Mr. Leitner in his letter. Nevertheless, the Governance Committee of the Board undertook a review of the corporate governance changes requested by TCP and reaffirmed its prior conclusions that no change to the Company’s corporate governance structure was warranted. On January 16, 2009 the elected directors of the Board (all directors other than Mr. Leitner) sent a response letter to Mr. Leitner stating that the Board’s conclusions differed from those stated by Mr. Leitner in his December 23, 2008 letter. On January 20, 2009, Mr. Heath, as Chairman of the Governance Committee, communicated to Mr. Leitner in a telephone conversation the that the Board had reached different conclusions with respect to the matters raised by Mr. Leitner in his letter. In letters to the Board dated February 3 and February 5, 2009, TCP expressed its intent to nominate an alternate slate of nominees for election at the 2009 Annual Meeting to pursue TCP’s strategic and governance recommendations described in their December 23, 2008 letter. These two letters are publicly available as they were filed with the SEC by TCP as exhibits to amendments to TCP’s Schedule 13D filed on February 3, 2009 and February 6, 2009, respectively.

Neither the Board nor management have had any discussions with Mr. Leitner or TCP regarding its nominees for election at the 2009 Annual Meeting, other than to request the opportunity to interview TCP’s nominees as part of the Governance Committee’s nomination process. TCP denied the Board’s request.”
What Should I Do if I Receive a Proxy Card from TCP, page 2
2.	COMMENT: Since you appear to be relying on the Tennenbaum proxy statement to fulfill certain disclosure obligations regarding the Tennebaum nominees, please remove the disclaimer in the second paragraph under this heading. Please note that participants in the solicitation are responsible for the reliability and completeness of the disclosures contained in the proxy statement, even if such disclosure has been derived from outside sources of information.
     RESPONSE: In response, we have removed the following paragraph:
     “We are not responsible for the accuracy of any information provided by TCP contained in any proxy solicitation materials filed or disseminated by, or on behalf of, TCP or any other statements that TCP may otherwise make. TCP chooses which stockholders receive their proxy solicitation.”
Board of Directors and Officers, page 8
Nominees, page 8
3.	COMMENT: We note that each of the nominees has consented to be nominated and to serve if elected. Please revise to state whether they have consented to be named in the proxy statement. Rule 14a-4(d)(4).

RESPONSE: In response, we have inserted the words “, has consented to be named in this proxy statement,” after the words “each of whom has consented to be nominated” in the first sentence of this section and in the first sentence of the second paragraph of Notice Item 1, “Election of Directors,” on page 34.
Stockholder Communications with the Board of Directors, page 12
4.	COMMENT: Please revise to describe the process for determining whether a communication is inappropriate, or revise to include examples of the types of communications or matter that you consider to be inappropriate. Refer to Item 407(f)(2)(ii) of Regulation S-K and corresponding Item 7(d) of Schedule 14A.

RESPONSE: In response, we have inserted the following as the penultimate sentence in this section:

“Examples of inappropriate communications include material that is of a personal nature and unrelated to the business of the Company, as well as material that is profane, defamatory, vulgar or otherwise offensive.”
Election of Directors, page 34
5.	COMMENT: We note that the shares represented by the white proxy card will be voted for any substitute nominees. Please note that we consider the existence of alternative nominees to be material to a security holder’s voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).

RESPONSE: In response, we have deleted the following language from the Election of Directors section:
     “Unless authority to vote for any of these nominees is withheld, any shares voted by the enclosed proxy card will be voted FOR the election of Michael H. Heath, Janey A. Place and J. Heidi Roizen as members of the Board of Directors. In the event that the nominees become unable or unwilling to serve, the shares represented by the enclosed proxy will be voted for the election of such other person as the Board of Directors may recommend in the nominee’s place. We have no reason to believe that any nominee will be unable or unwilling to serve as a director.”
In place of the deleted language above, we have inserted the following:
     “Unless authority to vote for any of these nominees is withheld, any shares voted by the enclosed proxy card will be voted FOR the election of Michael H. Heath, Janey A. Place and J. Heidi Roizen as members of the Board of Directors. In the event that any nominee becomes unable or unwilling to serve, the Company may nominate a substitute nominee and such person will be named and information regarding such person will be provided to stockholders in a proxy supplement and revised proxy card disseminated at that time.”
Information Regarding Participants in the Solicitation of Proxies by Online Resources Corporation, Annex A

6.	COMMENT: Please revise to definitively indicate that Online Resources’ current directors and Ms. Graham are deemed participants, as it appears inappropriate to indicate such persons “may be deemed” participants in this solicitation. In this regard, see Instruction 3 to Item 4 of Schedule 14A.

RESPONSE: In response, in the second line of each of the Sections labeled “DIRECTORS” and “OFFICERS AND OTHER EMPLOYEES”, we have deleted the words “may be” and replaced them with the word “are”, to definitively indicate that Online Resources’ current directors and Ms. Graham are deemed participants.
Form of Proxy Card
7.	COMMENT: Please revise to indicate that the proxy card and proxy statement are “preliminary copies.” Refer to Rule 14a-6(e)(1).

RESPONSE: In response, we have added the words, “PRELIMINARY COPY” to the form of the proxy card.
Soliciting Material filed pursuant to Rule 14a-12 on March 6, 2009
8.	COMMENT: Please note that each statement or assertion of opinion or belief must be characterized as such, and a reasonable basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide to us and in future filings revise to explain the basis for the following statements:
▪	That you “have regularly posted earnings growth in the top quartile of our peer group;”

▪	That “a consensus of equity analysts who follow our stock expect us to continue this high level of earnings growth, both in 2009 and over the next three years;”

▪	Your belief that TCP’s interests are not the same as the other shareholders because 76% of their original investment in Online Resources is in preferred stock, with preferred rights of full repayment and guaranteed returns; and

▪	That you “fundamentally disagree with their recommendations and are convinced that implementing their suggestions would not be in the best interests of all Online Resources shareholders.”
RESPONSE: In response, we have provided our basis for each of the statements identified by the Staff in the above comment. To the extent we make such statements in future filings, we will revise our presentation to include the basis for each of our statements.
Statement 1. When compared to a peer group containing an average of 49 financial technology companies maintained and provided to us by Financial Technology Partners (“FT Partners”), an investment banking firm focused exclusively on the financial technology sector, Online Resources Corporation was in the top quartile for Core EPS growth for 3 of the past 5 years (2004 — 2008).

FT Partners maintains the best database we are aware of for comprehensive financial performance metrics on financial technology providers. Due to the fast growth of technology and financial technology in particular, we consider benchmarking against our peers in this industry to be the most appropriate measure of our performance. As the industry sectors Financial Technology Partners covered expanded over time, only the industry sectors covered for the entire five-year presentation period were included in our analysis. These industry sectors are banking solutions, electronic payments software/hardware, outsourced processing solutions, payment processing/outsourcing and payroll/HR/benefits solutions. Financial technology companies that were founded after 2004 and those that did not remain independent through 2008 were included in the analysis for the years data was available. As such, the number of companies included in each year’s analysis fluctuates but averages 49 companies over the five-year period.
Statement 2. In assembling data for the peer group described in Statement 1 above, FT Partners includes consensus earnings estimate data it receives directly from CapIQ, a provider of financial research and analytics to investment banks, fund managers and corporations. CapIQ compiles its data from individual equity analyst reports published on each company in its database, including those published by the equity analysts that follow Online Resources stock.
Statement 3. We believe that TCP’s interests are not the same as those of the other shareholders because its unique economic interest in Online Resources would provide it with disproportionate benefit from a near-term sale of Online Resources, regardless of the sale price.
The majority of TCP’s investment and value in Online Resources are in a Series A-1 Convertible Preferred Stock (the “Preferred Security”), with rights of full repayment and a guaranteed 15% return above its 8% dividend. Though 76% of TCP’s initial investment was in this Preferred Security, it now represents over 90% of TCP’s current value in Online Resources.
The current liquidation value of TCP’s Preferred Security is over $103 million and at the current market price of our common stock, TCP’s 2.8 million common shares have approximately $11 million of value. In sum, the current total value of their investment in Online Resources is approximately $114 million. If, for example, the price of our common stock were to double and TCP’s common stock value increased to $22 million, the value of TCP’s total investment in Online Resources would increase to only approximately $125 million. This shows that today, a 100% increase in value for common shareholders would result in less than a 10% increase in total value for TCP. With the composition of its value weighted heavily towards guaranteed returns, a stock price increase that would be meaningful to most common shareholders would be far less meaningful to TCP.
Further, we have had three independent investment banking firms provide us their estimates of the current market value of this Preferred Security, which have been between 45% and 65% of the liquidation value. This means that today, TCP could not sell its Preferred Security for a positive return on its total investment in Online Resources. However, if there is a sale or other change of control event of the Company, TCP is entitled to the full liquidation value of the Preferred Security. Without such an event, however, it cannot liquidate the Preferred Security until July 2013.

The current liquidation value of the Preferred Security held by TCP is over $103 million. This is equivalent to a value of more than $22.00 per share for each of the approximately 4.6 million common shares the Preferred Security is entitled to convert into. TCP purchased the Preferred Security for $75 million in November 2006. Subsequent to that date it also purchased approximately 2.8 million shares of common stock in the open market for an aggregate of approximately $23.5 million, bringing its aggregate investment in the Company to approximately $98.5 million. If TCP were to receive the $103 million in liquidation value for its Preferred Security upon a change of control of the Company, TCP would realize a positive return on its total investment in Online Resources, even if it received no value for its common share position. By contrast, the average purchase price of our common shares over the past one and two years has been approximately $6.80 and $9.00, respectively, and our common shares have recently traded at prices of between $1.80 and $3.98 per share. We believe this disparity between the common share value held by common shareholders and the common share equivalent value held by TCP creates very different interests with regard to the strategic alternatives for the Company.
Statement 4. We fundamentally disagree with TCP’s recommendations and are convinced they would not be in the best interests of all shareholders because we believe its recommendations have been made primarily in support of its unique economic interests as described in Statement 3 above.
TCP recommended certain corporate governance and Board function changes, including establishing a Special Committee (to include its appointed Board designee) to oversee M&A opportunities, separating the Chairman and CEO roles and eliminating the staggered structure of our Board. In its letter to our Board and filed with the Commission on December 23, 2008, TCP recommended these changes to remove what it referred to as “structural obstacles to changes in control.” Given TCP’s unique economic interests and its belief stated in that same letter that “Online Resources must work proactively towards one or more consolidating transactions”, we believe that TCP wants these changes, along with the election of its nominees, to facilitate a near-term sale of the Company. Since TCP’s economic interests are favored by a near-term sale while the interests of other common shareholders may not be, we do not think TCP’s recommendations are in the best interests of all shareholders.
Further, we believe that it is unnecessary to implement the recommendations TCP has made because our Board of Directors already has acceptable alternative corporate governance structures in place. For example, our Board has a long-standing Corporate Finance Committee which is responsible for overseeing all M&A, financing, valuation and similar activity. TCP’s appointed Board designee is currently a member of this Committee. Also, because we have combined our Chairman and CEO roles, we have long had a Lead Independent Director to ensure that our Board agendas are set with appropriate independence from management influence and dissenting views have a forum for discussion.
9.	COMMENT: We note your statement that “[w]e sincerely regret that the current market environment is not valuing our strong financial performance.” Please note that each statement or assertion of opinion or belief must be clearly characterized as such and a reasonable basis must exist for each such opinion or belief. Please provide to us and in future filings revise to include further detail and support for any statements relating to Online Resources financial and market performance.

RESPONSE: In this response, we have provided the basis for our statement “that the market environment is not valuing our strong financial performance.” To the extent we make such a statement in future filings, we will revise our presentation to include the basis for our statement.
In July 2008, Lane Berry, an independent investment banking firm, provided us with market multiples for ourselves and a composite group of public financial technology companies. At that time, we had an average trailing price earnings (P/E) ratio of 36.9 times, and a ratio of total enterprise value (TEV) to trailing 12 months earnings before interest, taxes, depreciation and amortization (EBITDA) of 13.3 times. We were trading at a premium to the composite group P/E ratio of 19.3 times and, the TEV/EBITDA ratio of 10.8 times.
In March 2009 we asked Lane Berry to recalculate the current P/E and TEV/EBITDA ratios for both the Composite group and Online Resources. The composite group has a current P/E ratio of 13.3 times and a current TEV/EBITDA ratio of 6.6 times. Online Resources has a current P/E ratio of 16.5 times and a current TEV/EBITDA ratio of 8.0 times. While we are still trading at a premium to the composite group, both we and the group have seen significant value deterioration since July 2008.
Further, in July 2008, Lane Berry provided us with four and ten year historic market multiples for the composite group. That analysis showed that over the prior four year period, the composite group had an average trailing price earnings (P/E) ratio of 25.4 times, and a ratio of total enterprise value (TEV) to trailing 12 months earnings before interest, taxes, depreciation and amortization (EBITDA) of 12.2 times. The fact that both we and the composite group are trading at such a large discount to historic trading ranges supports our statement that the market environment is not valuing performance.
As the basis for our statement that we have demonstrated strong financial performance, we have been in the top quartile for earnings growth in three of the past five years when compared to a peer group containing an average of 49 financial technology companies (see Comment 8, Statement 1 for details on the data source for, and composition of, this peer group). In the other two of the past five years, we have been in the second quartile for earnings growth when compared to the peer group.
10.	COMMENT: Please consider adding page numbers to your solicitation materials.
     RESPONSE: In response, we will consider adding page numbers to future solicitation materials.
Soliciting Material filed pursuant to Rule 14a-12 on March 9, 2009
11.	COMMENT: Please provide to us and in future filings revise to explain the basis and support for the following statements:
▪	That you are the “largest dedicated provider of web-based financial services;”

▪	That you have the “industry’s highest billpay up-sell rate;”

▪	That you are the “#1 billpay provider to community banks & CUs;” and

▪	That you are “#1 provider in receivables mgmt; #3 in utilities.”

RESPONSE: In this response, for each of the statements identified by the Staff in the above comment, we have either provided the basis for our statement or described how we will amend our statement in future filings. To the extent we make such statements in future filings, we will revise our presentation to include the basis for each of our statements.
Statement 1. A majority of our competitors have primary lines of business that are not focused on the Internet channel.  For example, some companies primarily provide core processing services but have made acquisitions or completed development efforts to provide web-based services.  These companies include Fiserv, Metavante, Fidelity, and Jack Henry. Our statement is made relative to the size of other financial technology companies who are dedicated to providing web-based financial services. These include CashEdge ($32 million in 2007 revenue according to inc.com’s profile of the 5,000 fastest-growing private companies in America), uMonitor ($5 million in 2007 revenue according to inc.com) and Debt Resolve ($17,000 in revenue for the third quarter of 2008 according to a Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2008). There are other financial technology providers who do not disclose their annual revenues or other measures of size, but our knowledge of their product set, market focus and/or client base identifies them as clearly smaller than we are.
Statement 2. Online Resources’ bill pay upsell rate, defined as the number of checking accounts with an established bill payment payee as percent of those enrolled for internet banking, in our community bank and credit union market is 35.7%. Based on information publicly available from industry analysts and competitors, we calculate this to be the highest in our industry.
Digital Insight, a large competitor in our banking segment, reported a 32% upsell rate for the quarter ending January 31, 2009. Not only does our upsell rate exceed this, but our definition of a bill payer is, to the best of our knowledge, more rigorous than Digital Insight’s.  Online Resources requires a user to register and have set up a payee to be considered a bill payer while Digital Insight only requires registration.  Based on our experience, only 70 – 80% of users who register for bill pay actually add a payee, indicating that Digital Insight’s upsell rate would be significantly lower if calculated according to our more rigorous standard.
Digital Insight claims that they are the leading internet banking provider to the community bank and credit union market.  Based on the number of checking accounts they attribute to their clients, we estimate their market share to be between 30% and 40%. We estimate Online Resources market share to be between 2% and 5%. As the FDIC not does not require banks to report a number of checking accounts, the number of checking accounts for banks was estimated by calculating the average ratio of checking accounts to retail deposits for both Digital Insight and Online Resources clients and using this ratio to estimate the total number of checking accounts at client community banks (those with between $100 million and $6 billion in assets).  The number of checking accounts held by credit unions of the same size is reported by the National Credit Union Administration.
Since Cornerstone Advisors reports in The Cornerstone Report: Benchmarks and Best Practices for Mid-Size Banks that the average bill pay upsell rate for community banks is 17% and providers representing between 32% and 45% of market share have bill pay upsell rates are so far above the reported average, we reasonably assumes that our upsell rate exceeds all other service providers.

Statement 3. We have recently had reseller partners representing a number of community financial institutions depart our platform and have generally replaced those departed clients with larger institutions. As such, it is difficult for us to recalculate our current market community bank and credit union market position unless there is updated public disclosure by our key competitors. While we still believe, and can support, that we are a major provider of bill payment services to the community bank and credit union markets, we will revise our statements in future solicitation materials to reflect our revised positioning and provide the attendant support.
Statement 4. Collections and Credit Risk magazine, a trade publication, publishes a list of top receivables management firms, also known as collection agencies and debt buyers. This list ranks these firms by revenue size. Based on the data provided in that list, we estimate that the top 40 receivables companies represent approximately 92% of the total receivables management market. We provide payment services to 80% of these 40 largest receivables management companies. We therefore conclude that no other payment services company serves as many receivables management companies as we do.
In 2007, the Scott Report published a list of the top 74 utilities. In this report, we ranked as the fourth largest service provider to utilities, based on the number of web-based biller direct web relationships each utility had. While we believe we actually rank third based on the impact of mergers and other transactions in the period since the Scott Report was published, we will revise our statements in future solicitation materials to reflect revised positioning and provide the attendant support.
12.	COMMENT: Please provide to us, and in future filings revise to disclose, your support for any statements relating to Online Resources’ financial and market performances, any projections or numerical conclusions, including but not limited to the following assertions:
▪	Revenue and earnings projections and “float normalized” under “Financial Strength;”

▪	Analyst expectations of “Core EPS Growth;”

▪	“$10M-$35M annual revenue potential” under “Substantial New Product Pipeline;”

▪	“30+% Long-Term Target” for revenue under “Priority #2: Drive Cash Flow and Profits;” and

▪	“Cash Flow Expectations” for 2009.
RESPONSE: In this response, we have provided our basis for each of the statements identified by the Commission in the above comment. To the extent we make such statements in future filings, we will revise our presentation to include the bases for our statements.
Statement 1. The revenue and earnings projections included on the slide entitled “Financial Strength” are based on the mid-point of the 2009 guidance as provided to outside investors in our fourth quarter earnings release dated February 26, 2009. This guidance is based on our current forecast for 2009 revenue and earnings, which is reviewed by management on a monthly basis and the Board of Directors on at least a quarterly basis.

As disclosed in our Annual Report on Form 10-K for the year ended December 31, 2008 filed on March 2, 2009, we collect funds from end-users and aggregate these funds in clearing accounts. For certain transactions, funds may remain in the clearing accounts until a payment check is deposited or other payment transmission is accepted by the receiving merchant. We earn interest on these funds for the period they remain in the clearing accounts (“float interest”), which is included as revenue on our Statement of Operations. As a result of the significant decline in interest rates since the end of 2007, the amount of revenue, and consequently earnings, generated from interest earned on these accounts has dropped considerably. In an effort to highlight the impact of this drop in interest rates, we included information regarding our 2008 results and 2009 forecast showing the pro forma impact on revenue and earnings if interest rates had remained at fourth quarter 2007 levels The difference in the “Actual” or “Mid-Point of Guidance” revenue metrics shown in the charts for 2008 and 2009, respectively, and the “Float Normalized” revenue metrics shown in these same charts is the incremental revenue that would have been generated if interest rates remained consistent at fourth quarter 2007 levels. The pro forma earnings presentation is calculated in the same way, except an effective tax rate, based on historic actual rates, is applied.
Statement 2. The peer group data presented in “Core EPS Growth” has been assembled by FT Partners as described in Comment 8, Statement 1. In its data, FT Partners includes consensus earnings estimate data it receives directly from CapIQ, a provider of financial research and analytics to investment banks, fund managers and corporations. CapIQ compiles its data from individual equity analyst reports published on each company in its database, including those published by the equity analysts that follow Online Resources stock.
Statement 3. Our assertion that our web-based collection product has annual revenue potential of $10 to $35 million, made on the slide entitled “Substantial New Product Pipeline,” is derived from information we know, and assumptions we have made, about target market size, our ability to penetrate that market and consumer usage of the product. First, we estimated the size of the consumer loan market that can be served by web-based collections products. We use credit card industry data provided by Nilsen to develop the size of this market. Then we estimated market share that we will be able to achieve. We did this by looking at the percentage of the market represented by current clients that have purchased or have agreed to purchase our product, prospects with whom we are in substantive conversations about purchasing our product and clients using other of our products for whom we believe this product would address their collections needs. Finally, we estimate adoption and usage rates of the product. For market segments where our product has already been launched, these rates are an assumed progression of actual historic consumer behavior. For market segments where our product has not yet been launched, we have made estimates based on comparing known data about that segment to similar data in markets where we have historic information.
Statement 4. Our long-term target of 30+% on the slide entitled, “Priority #2: Drive Cash Flow and Profits,” is not for revenue growth as indicated in the comment, but for EBITDA (earnings before interest income and expense, taxes, depreciation, amortization, preferred stock accretion and equity compensation expense) margin. The Board of Directors reviews our long-term forecast on a quarterly basis. This forecast is based on historic trends and represents our best estimate of earnings potential over the next three years. This forecast indicates that given our estimated revenue and earnings growth over the next three years, we will achieve an Ebitda margin of more than 30% in the next three to five years.

Statement 5. The free cash flow expectations for 2009 are calculated in the same fashion that the actual free cash flow results for 2008 were calculated. The amount of cash flow is derived by reducing EBITDA, which is an estimate of 2009 cash earnings, by the amount of capital expenditures incurred for the period. This represents the amount pre-debt service cash flow. The debt service represents the amount of cash paid for interest payments and scheduled debt payments during the period. As the slide indicates, the amounts used for 2009 is based on the mid-point of the guidance given to outside investors as part of our fourth quarter earnings release, dated February 26, 2009.
          As discussed with a member of the Staff, in response to the Staff’s request we are also sending to you by overnight courier a hard copy of this letter together with copies of supporting material referred to in our responses to comments 8, 9, 11 and 12 and which is being furnished to the Staff as supplemental information. In accordance with Exchange Act Rule 12b-4, the Company hereby requests that the supplemental material furnished by the Company be returned to us once the Staff has completed its review.
          The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please call me at (703) 653-3100 with any comments or questions regarding this letter.
Very truly yours,
Catherine A. Graham
Executive Vice President and Chief Financial Officer

cc:	Matthew P. Lawlor, Chairman and Chief Executive Officer,
Online Resources Corporation
Michael C. Bisignano, Vice President and General Counsel
Online Resources Corporation
Jonathan I. Mark, Esq.
Cahill, Gordon & Reindel LLP